UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 001-35505

Brookfield Property Partners L.P.

(Translation of registrant’s name into English)

73 Front Street Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

In connection with the distribution of units of Brookfield Property Partners L.P. (“BPY”) by Brookfield Asset Management Inc. (“Brookfield”) to the holders of Brookfield’s Class A and B limited voting shares (the “Spin-off”), BPY entered into a number of agreements and, in connection with the Spin-off, Brookfield issued a press release, included as Exhibits 99.1 through 99.7 to this Form 6-K.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Amended and Restated Limited Partnership Agreement of Brookfield Property Partners L.P., dated April 10, 2013

99.2	Amended and Restated Limited Partnership Agreement of Brookfield Property L.P., dated April 10, 2013

99.3	Master Services Agreement by and among Brookfield Asset Management Inc., Brookfield Property Partners L.P., Brookfield Property L.P., Brookfield Global Management Limited and others, dated April 10, 2013

99.4	Relationship Agreement among Brookfield Asset Management Inc., Brookfield Property Partners L.P., Brookfield Property L.P., Brookfield Global Management Limited and others, dated April 15, 2013

99.5	Voting Agreement among Brookfield Asset Management Inc., Brookfield Property General Partner Limited and Brookfield Property Partners L.P., dated April 15, 2013

99.6	Registration Rights Agreement between Brookfield Property Partners L.P. and Brookfield Asset Management Inc., dated April 10, 2013

99.7	Press release, dated April 15, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

Date: April 16, 2013	By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary